Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended September 30, 2023, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Overview

Through its subsidiaries (the “PRC operating entities”) in the People’s Republic of China (“China” or the “PRC”), Universe Pharmaceuticals INC (the “Company,” “we,” “our” and “us”) is a pharmaceutical company specializing in the development, manufacturing, marketing and sale of traditional Chinese medicine derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities in 30 provinces in China as of the date of this report. In addition, we also sell biomedical drugs, medical instruments, traditional Chinese medicine pieces (“TCMPs”) and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

Our major customers are pharmaceutical companies, hospitals, clinics and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province and Shandong Province, and 23 other provinces in China.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). Our products are sold with no right of return and we do not provide other credits or sales incentive to customers. Our revenue is driven by sales volume, selling price, and mix of products sold.

	For the six Months Ended March 31,		Variance
	2024	2023	%
Revenue from sales of self-manufactured TCMD products	53.3%	50.8%	(6.5)%
Revenue from sales of third-party products	46.7%	49.2%	6.5%
Total revenue	100.0%	100.0%

Sales volume by unit- TCMD products	6,097,325	7,961,244	(23.4)%
Sales volume by unit- third party products	4,014,841	5,727,501	(29.9)%
Total sales volume	10,112,166	13,688,745	(26.1)%

Average selling price per unit- TCMD products	$1.13	$1.18	(4.2)%
Average selling price per unit- Third-party products	$1.50	$1.59	(5.7)%

Revenues from sales of TCMD products manufactured by us accounted for 53.3% and 50.8% of our total revenues for the six months ended March 31, 2024 and 2023, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatment and relief for common chronic health conditions in the elderly designed to achieve physical wellness and longevity (the “Chronic Condition Treatments”) and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule and Qiangli Pipa Syrup.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes and syringes, (iii) TCMPs, such as red sage tables, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets. Revenues from sales of third-party products accounted for 46.7% and 49.2% of our total revenues for the six months ended March 31, 2024 and 2023, respectively.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead). Cost of goods sold generally changes as our production costs change, as these are affected by factors including the market price of raw materials, labor productivity, or the purchase price of third-party products, and as the customer and product mix changes. Our cost of revenues accounted for 73.8% and 66.8% of our total revenue for the six months ended March 31, 2024 and 2023, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 26.2% for the six months ended March 31, 2024, a decrease of 7.0% from the gross margin of 33.2% in the six months ended March 31, 2023, due to a decrease in the average selling price of our TCMD products and third-party products by 4.2% and 5.7%, respectively, as well as an increase in the average per unit cost of our TCMD products by 10.5%.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses. Our selling expenses accounted for 31.5% and 12.6% of our total revenue for the six months ended March 31, 2024 and 2023, respectively. We expect our overall selling expenses, including but not limited to, advertising expenses and brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our products to customers located at extended geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses accounted for 7.5% of our revenue for the six months ended March 31, 2024 and 2023. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and launches of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting on our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses accounted for 0.7% and 12.3% of our revenue for the six months ended March 31, 2024 and 2023, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Financial Results for the Six Months Ended March 31, 2024 Compared to the Six Months Ended March 31, 2023

The following table summarizes the results of our operations during the six months ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six Months Ended March 31,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	$12,884,370	100.0%	$18,467,186	100.0%	$(5,582,816)	(30.2)%
COST OF REVENUE	9,515,039	73.8%	12,339,044	66.8%	(2,824,005)	(22.9)%
GROSS PROFIT	3,369,331	26.2%	6,128,142	33.2%	(2,758,811)	(45.0)%

OPERATING EXPENSES
Selling expenses	4,054,357	31.5%	2,330,508	12.6%	1,723,849)	74.0%
General and administrative expenses	968,608	7.5%	1,380,053	7.5%	(411,445)	(29.8)%
Research and development expenses	86,503	0.7%	2,268,335	12.3%	(2,181,832)	(96.2)%
Total operating expenses	5,109,468	39.7%	5,978,896	32.4%	(869,428)	(14.5)%

INCOME FROM OPERATIONS	(1,740,137)	(13.5)%	149,246	0.8%	(1,889,383)	(1,266.0)%

OTHER INCOME (EXPENSE)
Interest expense, net	(136,613)	(1.1)%	(74,569)	(0.4)%	(62,044)	83.2%
Other income, net	152,027	1.2%	17,323	0.1%	134,704	777.6%
Realized (loss) gain on short-term investments	(3,094,084)	(24.0)%	166,931	0.9%	(3,261,015)	(1,953.5)%
Change in fair value of short-term investments	(7,617,502)	(59.1)%	-	-%	(7,617,502)	-%
Total other (loss) income, net	(10,696,172)	(83.0)%	109,685	0.6%	(10,805,857)	(9,851.7)%

(LOSS) INCOME BEFORE INCOME TAX PROVISION	(12,436,309)	(96.5)%	258,931	1.4%	(12,695,240)	(4,902.9)%

PROVISION FOR INCOME TAXES	665,148	5.2%	974,358	5.3%	(309,210)	(31.7)%

NET LOSS	$(13,101,457)	(101.7)%	$(715,427)	(3.9)%	$(12,386,030)	1,731.3%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the six months ended March 31,
	2024	2023	Change
	Amount	Amount	Amount	%

Revenue - TCMD products sales	$6,870,591	$9,374,312	$(2,503,721)	(26.7)%
Revenue – third-party products sales	6,013,779	9,092,874	(3,079,095)	(33.9)%
Total revenue	$12,884,370	$18,467,186	$(5,582,816)	(30.2)%

Our revenues decreased by $5,582,816, or 30.2%, to $12,884,370 for the six months ended March 31, 2024, from $18,467,186 for the six months ended March 31, 2023.

Revenue from sales of our TCMD products

Sales of TCMD products decreased by $2,503,721, or 26.7%, to $6,870,591 for the six months ended March 31, 2024, from $9,374,312 for the six months ended March 31, 2023. The decrease in the sales of our TCMD product was due to the following specific reasons:

a)	Global economic slowdown has led to a decline in customers’ spending power, and sales volume of our TCMD products decreased by 23.4%, to 6,097,325 units sold in the six months ended March 31, 2024, from 7,961,244 units sold in the six months ended March 31, 2023.

b)	The average selling price of our TCMD products decreased by $0.05 per unit, or 4.2%, to $1.13 per unit in the six months ended March 31, 2024, from $1.18 per unit in the six months ended March 31, 2023, due to a change in product mix.

c)	The exchange rate between RMB and US$ was US$1.00 to RMB6.9761 in the six months ended March 31, 2023 as compared to US$1.00 to RMB7.2064 in the six months ended March 31, 2024. The depreciation of RMB against US$ had a 3.3% negative impact on our reported revenues.

Revenue from sales of third-party products

Sales of third-party products decreased by $3,079,095, or 33.9%, to $6,013,779 for the six months ended March 31, 2024, from $9,092,874 for the six months ended March 31, 2023. Sales volume of third-party products decreased by 29.9%, to 4,014,841 units sold in the six months ended March 31, 2024, from 5,727,501 units sold in the six months ended March 31, 2023. The average selling price of third-party products decreased by $0.09 per unit, or 5.7%, to $1.50 per unit in the six months ended March 31, 2024, from $1.59 per unit in the six months ended March 31, 2023, due to a change in product mix and the 3.3% negative impact from foreign currency fluctuation as discussed above.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, third-party products purchase price, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, labor productivity, and the purchase price of third-party products, and as the customer and product mix changes.

	For the six months ended March 31,
	2024	2023	Change
	Amount	Amount	Amount	%

Cost of revenue- TCMD products	$5,602,807	$6,617,444	$(1,014,637)	(15.3)%
Cost of revenue- third-party products	3,912,232	5,721,600	(1,809,368)	(31.6)%
Total cost of revenue	$9,515,039	$12,339,044	$(2,824,005)	(22.9)%

Cost of revenues decreased by $2,824,005, or 22.9%, to $9,515,039 for the six months ended March 31, 2024, from $12,339,044 for the six months ended March 31, 2023, due to a decrease in sales volume.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 58.9% and 53.6% of our total costs of revenues for the six months ended March 31, 2024 and 2023, respectively. Cost of revenues of TCMD products decreased by $1,014,637, or 15.3%, from $6,617,444 in the six months ended March 31, 2023 to $5,602,807 in the six months ended March 31, 2024. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of our TCMD products decreased by 23.4%, to 6,097,325 units sold in the six months ended March 31, 2024, from 7,961,244 units sold in the six months ended March 31, 2023.

(2)	In the summer of 2023, a severe flood in Anhui Province and Hubei Province of China, which are two main producing areas of traditional Chinese medicinal materials, led to a decrease in the supply of such materials, and the prices of the traditional Chinese medicine raw materials increased during the six months ended March 31, 2024. The average per unit cost of our TCMD products increased by $0.09, or 10.5%, from $0.83 per unit in the six months ended March 31, 2023 to $0.92 per unit in the six months ended March 31, 2024.

(3)	The 3.3% negative impact from foreign currency fluctuation as discussed above.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 41.1% and 46.4% of our total costs of revenues for the six months ended March 31, 2024 and 2023, respectively. Cost of revenues of third-party products decreased by $1,809,368, or 31.6%, from $5,721,600 in the six months ended March 31, 2023 to $3,912,232 in the six months ended March 31, 2024, because of decrease in sales volume of third-party products by 29.9% from 5,727,501 units sold in the six months ended March 31, 2023 to 4,014,841 units sold in the six months ended March 31, 2024. The average per unit cost of third-party products decreased slightly by $0.03 per unit, or 2.5%, from $1.00 per unit in the six months ended March 31, 2023 to $0.97 per unit in the six months ended March 31, 2024, due to change in product mix and the 3.3% negative impact from foreign currency fluctuation as discussed above.

Gross profit

Our gross profit decreased by $2,758,811 to $3,369,331 for the six months ended March 31, 2024, from $6,128,142 for the six months ended March 31, 2023. Our margin decreased by 7.0% to 26.2% for the six months ended March 31, 2024, from 33.2% for the six months ended March 31, 2023.

	For the six months ended March 31,
	2024	2023	Change
	Amount	Amount	Amount	%

Gross profit- TCMD products	$1,267,784	$2,756,868	$(1,489,084)	(54.0)%
Gross profit- third-party products	2,101,547	3,371,274	(1,269,727)	(37.7)%
Total gross profit	$3,369,331	$6,128,142	$(2,758,811)	(45.0)%

Gross margin- TCMD products	18.5%	29.4%		(11.0)%
Gross margin- third party products	34.9%	37.1%		(2.2)%
Total gross margin	26.2%	33.2%		(7.0)%

Average selling price per unit- TCMD products	$1.13	$1.18	$(0.05)	(4.2)%
Average cost per unit- TCMD products	$0.92	$0.83	$0.09	10.5%

Average selling price per unit- third party products	$1.50	$1.59	$(0.09)	(5.7)%
Average cost per unit - third party products	$0.97	$1.00	$(0.02)	(2.5)%

Gross profit from the sales of our TCMD products decreased by $1,489,084, or 54.0%, from $2,756,868 in the six months ended March 31, 2023 to $1,267,784 in the six months ended March 31, 2024, and the gross margin of our TCMD products decreased by 11.0 percentage point, from 29.4% in the six months ended March 31, 2023 to 18.5% in the six months ended March 31, 2024. The decrease in our gross profit from the sales of TCMD products was affected by the decrease in sales volume, decrease in average unit selling price, and increase in the average per unit cost.

Gross profit from third-party product sales decreased by $1,269,727, or 37.7%, from $3,371,274 in the six months ended March 31, 2023 to $2,101,547 in the six months ended March 31, 2024, while the gross margin of third-party product sales slightly decreased by 2.2%, from 37.1% in the six months ended March 31, 2023 to 34.9% in the six months ended March 31, 2024. The decrease in our gross profit from third-party products was affected by the decrease in sales volume and the average unit selling price, and partially offset by the decrease in the average per unit cost.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2024 and 2023:

	For the six months ended March 31,
	2024		2023		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$12,884,370	100.0%	$18,467,186	100.0%	$(5,582,816)	(30.2)%
Operating expenses:
Selling expenses	4,054,357	31.5%	2,330,508	12.6%	1,723,849	74.0%
General and administrative expenses	968,608	7.5%	1,380,053	7.5%	(411,445)	(29.8)%
Research and development expenses	86,503	0.7%	2,268,335	12.3%	(2,181,832)	(96.2)%
Total operating expenses	$5,109,468	39.7%	$5,978,896	32.4%	$(869,428)	(14.5)%

Selling expenses

Our selling expenses primarily include salaries and welfare benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, expenses incurred for our business travel, meals and other sales promotion and marketing activities related expenses.

	For the six months ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expenses	$461,859	11.4%	$349,755	15.0%	$112,104	32.1%
Advertising expenses	2,773,300	68.4%	1,340,368	57.5%	1,432,932	106.9%
Shipping and delivery expenses	612,373	15.1%	559,882	24.0%	52,491	9.4%
Business travel and meals expenses	106,512	2.6%	71,535	3.1%	34,977	48.9%
Other sales promotion related expenses	100,313	2.5%	8,968	0.4%	91,345	1018.6%
Total selling expenses	$4,054,357	100.0%	$2,330,508	100.0%	$1,723,849	74.0%

Selling expenses increased by $1,723,849, or 74.0%, to $4,054,357 for the six months ended March 31, 2024, from $2,330,508 for the six months ended March 31, 2023, primarily attributable to (i) an increase in advertising expenses by $1,432,932, from $1,340,368 in the six months ended March 31, 2023, to $2,773,300 in the six months ended March 31, 2024. The Company entered into advertising service agreement with Health Headline to promote its brand on the Health Headline’s website and mobile app, increased publicity efforts for its products and brand, and the advertising expenses increased significantly during the six months ended March 31, 2024; and (ii) an increase in salary and employee benefit expenses by $112,104, or 32.1%, as the Company recruited 10 new employees in the marketing department to promote sales of its products.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses.

	For the six months ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%

Salary and employee benefit expense	$372,820	38.5%	$305,163	22.1%	$67,657	22.2%
Depreciation and amortization	112,905	11.7%	91,279	6.6%	21,626	23.7%
Bad debt reserve expenses (recovery)	(265,530)	(27.4)%	0	0.0)%	(265,530)	-%
Land and property tax	(11,317)	(1.2)%	48,739	3.5%	(60,056)	(123.2)%
Office supply and utility expense	121,054	12.5%	338,735	24.5%	(217,681)	(64.3)%
Transportation, business travel and meals expense	72,084	7.4%	51,530	3.7%	20,554	39.9%
Consulting fee	489,769	50.6%	503,046	36.5%	(13,277)	(2.6)%
Inspection and maintenance fee	7,908	0.8%	21,701	1.6%	(13,793)	(63.6)%
Stamp tax and other expenses	68,915	7.1%	19,860	1.5%	49,055	247.0%
Total general and administrative expenses	$968,608	100.0%	$1,380,053	100.0%	$(411,445)	(29.8)%

General and administrative expenses decreased by $411,445, or 29.8%, to $968,608 for the six months ended March 31, 2024 from $1,380,053 for the six months ended March 31, 2023, primarily attributable to (i) bad debt reserve recovery of $265,530 for the six months ended March 31, 2024, because the Company accrued less bad debt expenses based on its assessment of the collectability of the accounts receivable and advance to suppliers; and (ii) a decrease in office supply and utility expense by $217,681 due to cost savings.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in the research and development activities, materials and supplies used in the development and testing new TCMD products, depreciation and other miscellaneous expenses.

	For the six months ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses to research and development staff	$74,703	86.4%	$74,073	3.3%	$630	0.9%
Materials used in research and development activities	-	0.0%	666,765	29.4%	(666,765)	(100.0)%
Expenditure on new product development	-	0.0%	1,505,144	66.4%	(1,505,144)	(100.0)%
Depreciation and others	11,800	13.6%	22,353	0.9%	(10,553)	(47.2)%
Total research and development expenses	$86,503	100.0%	$2,268,335	100.0%	$(2,181,832)	(96.2)%

Research and development expenses decreased by $2,181,832, or 96.2%, to $86,503 for the six months ended March 31, 2024, from $2,268,335 for the six months ended March 31, 2023, primarily attributable to (i) a decrease in development expenditure on improving production process of the Company’s Chinese medicine products in the amount of $1,505,144. The Company entered into several cooperative agreements with external academic and research institutions to jointly conduct development of eight production process to improve production efficiency and product quality, with activities beginning in August 2022, and incurred significant amount of research and development expense in connection with such efforts during the six months ended March 31, 2023. These development activities were completed and results were integrated in production in September 2023, and no such expenses incurred during the six months ended March 31, 2024; and (ii) a decrease in the materials used in the research and development activities by $666,765 in connection with development activities on improving production process.

Other income (expenses), net

Total other expenses, net was $10,696,172 for the six months ended March 31, 2024, compared to total other income of $109,685 for the six months ended March 31, 2023. Realized loss on short-term investment from wealth management financial products was $3,094,084 for the six months ended March 31, 2024, compared to realized income on short-term investment of $166,931 for the six months ended March 31, 2023. The Company’s short-term investment consists of non-rated company bonds and shares of public companies, which represented 93.1% and 6.9% of the total investment as of March 31, 2024, respectively. The number of global corporate defaults nearly doubled in 2023 as inflation and higher interest rates squeezed some issuers’ cash flows. Furthermore, financing conditions were challenging for the lowest-rated borrowers and funding liquidity was tight. The Company incurred approximately 90% loss for two disposed bonds, and recorded change in fair value of short-term investment of $7,617,502 for its bond holdings during the six months ended March 31, 2024. No change in fair value of short-term investment was recognized for the six months ended March 31, 2023.

Provision for Income Taxes

Provision for income taxes was $665,148 for the six months ended March 31, 2024, representing a decrease of $309,210, or 31.7%, from $974,358 for the six months ended March 31, 2023, due to decreased taxable income. As the Company’s PRC principal subsidiaries, Jiangxi Universe Pharmaceuticals Co., Ltd. and Jiangxi Universe Pharmaceuticals Trade Co., Ltd., incurred net loss during the six months ended March 31, 2024, the Company evaluated the likelihood of the realization of deferred tax assets, determined that deferred tax assets arising from net operating loss carry-forwards in previous years might not be fully realized, and recognized $665,148 in valuation allowance for deferred tax assets during the six months ended March 31, 2024.

Net Loss

Net loss was $13,101,457 for the six months ended March 31, 2024, representing a $12,386,030 decrease from a net loss of $715,427 for the six months ended March 31, 2023.

Basic and diluted loss per share were $3.59 for the six months ended March 31, 2024, compared with basic and diluted loss per share of $0.20 for the six months ended March 31, 2023.

Liquidity and Capital Resources

As of March 31, 2024, we had $8.9 million in cash on hand. We also had short-term investments of $2.5 million in wealth management financial products from financial institutions to generate investment income, which we purchased with our IPO proceeds. Such short-term investment can be redeemed anytime at our discretion and is highly liquid. As of March 31, 2024, we also had $14.4 million in accounts receivable. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. Approximately 81.0%, or $11.7 million, of our net accounts receivable balance as of March 31, 2024 has been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2024, our inventory balance amounted to $3.4 million, primarily consisting of raw materials, work-in-progress and finished TCMD products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

On June 25, 2021, we signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $22.9 million). As of March 31, 2024, we had made a prepayment of approximately RMB69.2 million (approximately $9.6 million) to Chenyuan and future additional capital expenditure on this constriction-in-process (“CIP”) project was estimated to be approximately RMB95.8 million (equivalent to $13.3 million), among which approximately $3.4 million is required for the next 12 months. We currently plan to support our ongoing CIP project through cash collected from accounts receivable, and if necessary, borrowings from banks.

On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). As of March 31, 2024, we had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025.

As of March 31, 2024, we also had short-term bank loans of $4.4 million and long-term bank loans of $2.1 million that we obtained from several PRC banks for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of March 31, 2024, our working capital balance was $13.0 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders will be sufficient to meet our working capital needs in the next 12 months from the date our unaudited condensed consolidated financial statements for the six months ended March 31, 2024 are released.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six Months Ended March 31,
	2024	2023
Net cash (used in) provided by operating activities	$(2,429,621)	$4,798,702
Net cash used in investing activities	(67,656)	(646)
Net cash provided by financing activities	6,067,732	2,080,918
Effect of exchange rate change on cash and restricted cash	5,888	364,084
Net increase in cash	3,576,343	7,243,058
Cash, beginning of period	5,285,247	5,711,458
Cash, end of period	$8,861,590	$12,954,516

Operating Activities

Net cash used in operating activities was $2,429,621 for the six months ended March 31, 2024, primarily consisted of the following:

●	Net loss of $13,101,457 for the period.

●	Short-term investment impairment loss of $7,617,502 and short-term investment (loss) income of $3,094,084 due to deterioration of global corporate defaults.

●	An increase in accounts receivable of $3,346,205. We provided longer credit terms for our regular customers to maintain customer relationship and promote sales. As of date of this report, approximately 81.0%, or $11.7 million of our net accounts receivable balance as of March 31, 2024 has been subsequently collected.

●	An increase in accounts payable of $3,136,661 due to pending invoices from suppliers for raw materials purchased in the first quarter of 2024.

●	A decrease in deferred income tax benefit of $665,148 as we recognized valuation allowance for deferred tax assets during the six months ended March 31, 2024.

Net cash provided by operating activities was $4,798,702 for the six months ended March 31, 2023, primarily consisted of the following:

●	Net loss of $715,427 for the period.

●	An increase in accounts payable of $7,928,308 due to pending invoices from suppliers for raw materials purchased in the first quarter of 2023.

●	An increase in accounts receivable of $1,763,903. Our accounts receivable primarily includes balance due from customers for our pharmaceutical products sold and delivered to customers.

●	A decrease in deferred income tax benefit of $556,867 as we utilized deferred tax asset in the six months ended March 31, 2024.

●	An increase in inventory balance of $488,746 because we increased inventory stockpiles to reduce the negative impact from increased market price of Chinese traditional medicine raw materials.

●	A decrease in accrued expenses and other current liabilities of $465,431 due to payments made to our advertising service provider in the six months ended March 31, 2023.

Investing Activities

Net cash used in investing activities amounted to $67,656 for the six months ended March 31, 2024, due to purchase of fixed assets of $30,189, prepayments for construction in progress of $37,467, as well as purchase and sale of short-term investments of $313,541.

Net cash used in investing activities amounted to $646 for the six months ended March 31, 2023, due to purchase of fixed assets.

Financing Activities

Net cash provided by financing activities amounted to $6,067,732 for the six months ended March 31, 2024, primarily include the following:

●	Proceeds from long-term bank loans of $2,081,483 and repayment of short-term bank loans of $1,110,124.

●	Proceeds from related party borrowings of $5,096,373. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $2,080,918 for the six months ended March 31, 2024, primarily include the following:

●	Proceeds from short-term bank loans of $1,146,776 and repayment of bank loans of $1,146,776.

●	Proceeds from related party borrowings of $2,080,918. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2024 and 2023, we did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on our consolidated financial position, results of operations and cash flows.

As of March 31, 2024, we had the following contractual obligations:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-2 years	2-3 years
(1) Debt Obligations	$6,509,425	$4,431,949	$2,077,476	$-
(2) Capital expenditure commitment on CIP project	13,268,147	3,427,835	8,697,700	1,142,612
(3) Capital expenditure commitment for purchase of property	2,215,974	2,215,974	-	-
Total	$21,993,546	$10,075,759	$10,775,176	$1,142,612

(1)	As of March 31, 2024, we had total of $4,431,949 in short-term borrowings and $2,077,476 in long-term borrowings from several PRC banks (see Footnotes 12 and 13 of our unaudited consolidated financial statements and footnotes, for details).

(2)	On June 25, 2021, we signed a construction sub-contract with Chenyuan, pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $22.9 million). As of March 31, 2024, we had made a prepayment of approximately RMB69.2 million (approximately $9.6 million) to Chenyuan and future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (approximately $13.3 million) (see Footnote 10 of our unaudited consolidated financial statements and footnotes, Prepayment for CIP project, for details).

(3)	On May 6, 2021, we entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, an entity in which our chief executive officer, Mr. Gang Lai, owned 5% of its equity interests as of the date of that agreement. Pursuant to this purchase agreement, Jiangxi Yueshang will sell and we will purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.4 million). As of March 31, 2024, we had made a prepayment of RMB16 million (approximately $2.2 million) to Jiangxi Yueshang. The remaining balance is expected to be paid by April 2025 (see Footnote 11 of our unaudited consolidated financial statements and footnotes, Prepayment for purchase of a property, for details).

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of March 31, 2024 and September 30, 2023.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.